As filed with the Securities and Exchange Commission on
                        February 1, 1995
                 Registration Statement No. 33-
- --------------------------------------------------------------
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                       -------------------

                            FORM S-3
                     REGISTRATION STATEMENT
                              UNDER
                   THE SECURITIES ACT OF 1933
                 -------------------------------

                    MARK IV INDUSTRIES, INC.
     (Exact name of registrant as specified in its charter)

          DELAWARE                          23-1733979
(State or other jurisdiction            (I.R.S. employer
of incorporation or organization)       identification number)

                 501 John James Audubon Parkway
                          P.O. Box 810
                  Amherst, New York 14226-0810
                         (716) 689-4972
       (Address, including zip code, and telephone number,
         including area code, of registrant's principal
                       executive offices)

                       WILLIAM P. MONTAGUE
                    EXECUTIVE VICE PRESIDENT
                    Mark IV Industries, Inc.
                 501 John James Audubon Parkway
                          P.O. Box 810
                  Amherst, New York 14226-0810
                         (716) 689-4972
    (Name, address, including zip code, and telephone number,
           including area code, of agent for service)
                         ---------------
                           COPIES TO:

                    DAVID L. FINKELMAN, ESQ.
                    STROOCK & STROOCK & LAVAN
                      Seven Hanover Square
                    New York, N.Y. 10004-2696

                     GERALD S. LIPPES, ESQ.
                      LIPPES, SILVERSTEIN,
                        MATHIAS & WEXLER
                      700 Guaranty Building
                        28 Church Street
                    Buffalo, N.Y. 14202-3950

                       ROGER KIMMEL, ESQ.
                        LATHAM & WATKINS
                        855 Third Avenue
                      New York, N.Y. 10022
                         --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
    As soon as practicable after this Registration Statement
                       becomes effective.
                         ---------------
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / X /
                                             ----
                     -----------------------



                              CALCULATION OF REGISTRATION FEE

                                                      PROPOSED              PROPOSED MAXIMUM
                                   AMOUNT TO BE       MAXIMUM AGGREGATE     AGGREGATE OFFERING          AMOUNT OF
TITLE OF SHARES TO BE REGISTERED   REGISTERED         PRICE PER UNIT<F1>         PRICE <F1>          REGISTRATION FEE
- --------------------------------   ------------       ------------------    ------------------       ----------------
Common Stock, $.01 par value . .   2,260,125<F2>      $19.5625              $44,213,695.31           $15,246.21

- ----------------------
[FN] Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the price of the Common Stock on the New York Stock
     Exchange Composite Tape on January 30, 1995.

[FN] Represents the maximum number of shares of Common Stock issuable upon the conversion of $32,478,000 aggregate principal amount of the Registrant's 6 1/4% Convertible Subordinated Debentures due February 15, 2007 outstanding at the close of business on January 31, 1995, exclusive of the $5,000,000 principal amount thereof held by the Mark IV Industries, Inc. and Subsidiaries Employees' Retirement Income Fund.

- ---------------------
THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE ON
SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF
THE SECURITIES ACT OF 1933, SHALL DETERMINE.

- ---------------------------------------------------------------

PROSPECTUS

                        2,260,125 SHARES
                             MARK IV
                         INDUSTRIES INC.
                          COMMON STOCK

     On February 1, 1995, Mark IV Industries, Inc. ("Mark IV" or the "Company") called for redemption on February 16, 1995 (the "Redemption Date") the $37,478,000 outstanding aggregate principal amount of its 6 1/4% Convertible Subordinated Debentures due February 15, 2007 (the "Debentures") at a redemption price per $1,000 principal amount of Debentures of $1,043.75, plus accrued interest of $.17 from February 15, 1995 to the Redemption Date, making a total of $1,043.92 payable for each such $1,000 principal amount (the "Redemption Payment"). The right to convert the Debentures into shares of Mark IV's Common Stock, par value $.01 per share (the "Common Stock"), expires at 5:00 p.m., New York City time, on February 15, 1995 (the "Conversion Expiration Date"). Thereafter, no further conversion of Debentures may be made, and any Debentures not duly surrendered for conversion prior to the close of business on the Conversion Expiration Date or for redemption prior to the close of business on the Redemption Date shall become due and cease to accrue interest. The conversion price for the Debentures is $14.37 per share of Common Stock.

     The next interest payment date with respect to interest accrued on the Debentures from August 15, 1994 is February 15, 1995 (the "Interest Payment Date") and the record date for such payment is February 1, 1995 (the "Record Date"). Notwith-standing Section 4.02 of the Indenture and Paragraph 9 of the Debentures which require that Debentures surrendered for conversion during the period between the Record Date and the Interest Payment Date be accompanied by payment of an amount equal to the interest payable by the Company with respect to such Debentures on the Interest Payment Date, the Company has waived such requirement and determined that DEBENTURES SURRENDERED FOR CONVERSION DURING THE PERIOD COMMENCING
FEBRUARY 2, 1995 THROUGH THE CLOSE OF BUSINESS ON FEBRUARY 15, 1995 (THE CONVERSION EXPIRATION DATE) NEED NOT BE ACCOMPANIED BY SUCH PAYMENT AND THAT THE HOLDERS OF RECORD ON THE RECORD DATE OF THE DEBENTURES SO CONVERTED WILL BE ENTITLED TO RECEIVE AND RETAIN THE INTEREST PAYABLE BY THE COMPANY ON THE INTEREST PAYMENT DATE. No payment or adjustment in respect of dividends paid on the Common Stock to holders of record on a date prior to the date the Debentures are converted will be made upon conversion of Debentures.

     The Company has made arrangements with Bear, Stearns & Co. Inc. (the "Purchaser") pursuant to which the Purchaser has agreed, subject to certain conditions, to purchase from the Company the shares of Common Stock that otherwise would have been delivered upon conversion of Debentures (other than the $5,000,000 principal amount thereof held by the Mark IV Industries, Inc. and Subsidiaries Employees' Retirement Income Fund (the "Pension Plan")) that are either (i) duly surrendered for redemption on or prior to the Redemption Date or (ii) not duly surrendered for conversion on or prior to the Conversion Expiration Date or for redemption on or prior to the Redemption Date. Such shares will be purchased for an aggregate purchase price equal to the aggregate Redemption Payment for those Debentures. The proceeds will be used by the Company to redeem Debentures. The Purchaser may also purchase Debentures in the open market or otherwise prior to the Conversion Expiration Date and has agreed to surrender for conversion Debentures so purchased by it and any additional Debentures beneficially owned by it.

     Subject to certain limitations prescribed by applicable law, prior to and after the Redemption Date, the Purchaser may offer Common Stock, including shares acquired through the purchase and conversion of Debentures, directly to the public at prices set from time to time by the Purchaser and to dealers at such prices less a selling concession to be determined by the Purchaser. Prior to the Redemption Date, each such price when set will not exceed the greater of the last sale or current asked price of the Common Stock on the New York Stock Exchange (the "NYSE") plus a dealer's concession, and the offering price will not be increased more than once in any calendar day. Sales of Common Stock by the Purchaser may be made on the NYSE, in block trades or in privately negotiated transactions. In effecting such transactions, the Purchaser may realize profits or losses independent of its compensation described under "Standby Arrangements." Offers of shares by the Purchaser will be subject to prior sale, to receipt and acceptance of shares by it, and to approval of certain legal matters by counsel. The Company has agreed to indemnify the Purchaser against, and to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Standby Arrangements."

     The Common Stock and the Debentures are listed on the NYSE.
On January 31, 1995, the last reported sale price of the Common
Stock on the NYSE Composite Tape was $19-1/4 per share.

                    ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                         SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
                               THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
      PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                        CRIMINAL OFFENSE.

                    ------------------------

                    BEAR, STEARNS & CO. INC.

                        FEBRUARY 1, 1995

    IN CONNECTION WITH THIS OFFERING, THE PURCHASER MAY
EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN
THE MARKET PRICE OF THE COMMON STOCK OR THE DEBENTURES AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.


         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by the Company pursuant to the Exchange Act are incorporated by reference in this Prospectus and made a part hereof: the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1994, as amended by Amendment No. 1 on Form 10-K/A; the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended May 31, 1994, August 31, 1994 and November 30, 1994; the Company's Current Reports on Form 8-K dated November 9, 1994 and December 21, 1994; and the description of the Company's Common Stock which is contained in the Company's Registration Statement on Form 8-A, dated August 28, 1987, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies, supersedes or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, upon written or oral requests of such person, a copy of any or all of the documents which have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents so incorporated. Requests for such copies should be directed to Investor Relations, Mark IV Industries, Inc., 501 John James Audubon Parkway, P.O. Box 810, Amherst, New York 14226-0810 (telephone number: (716) 689-4972).

                           THE COMPANY

     Mark IV is a diversified manufacturer of a broad range of proprietary and other power and fluid transfer products and systems which serve four markets: general industrial; automotive aftermarket; automotive original equipment manufacturers ("OEMs"); and infrastructure. Power and fluid transfer products and systems accounted for 90.0% of Mark IV's net sales in fiscal 1994 after giving pro forma effect to the Company's recent acquisition of Purolator Products Company ("Purolator"). Mark IV is also a leading manufacturer of professional audio products.

     Many of Mark IV's products have a significant, and in certain instances the leading, share of their respective markets. Products manufactured by Mark IV principally serve specialized needs in markets in which relatively few manufacturers compete. These products are primarily sold directly, and through independent distributors, to other manufacturers and commercial users in the United States and Europe and, to a lesser extent, in Canada, Latin America and the Far East. Mark IV operates 72 manufacturing facilities and 52 distribution and sales locations and employs approximately 16,500 people in eighteen countries.

     Mark IV's business strategy is focused on building its power and fluid transfer business through internal growth, continuation of cost control and quality improvement programs, and selective strategic domestic and foreign acquisitions. The Company's operating strategy emphasizes management for continuous improvement, establishing co-operative programs with customers to engineer, design and develop higher value added systems in addition to individual products, and the introduction of new, more cost effective and durable products.

     In furtherance of these strategies, over the past five years Mark IV has: (i) emphasized continuous product development, with over 50.0% of its current sales worldwide arising from the introduction of new products or products which have been redesigned; (ii) significantly expanded its presence in Western Europe through its June 1993 acquisition of Pirelli Trasmissioni Industriali, S.p.A. ("PTI"), a leading Italian-based manufacturer of power transmission products;
(iii) substantially increased its domestic production capacity and strengthened its market position in the power steering and garden hose markets through its fiscal 1991 acquisition of Anchor Swan, a leading manufacturer of these and other products;
(iv) established distribution centers to serve markets in Central and South America and the Pacific Rim, and acquired manufacturing and distribution facilities in Mexico; and
(v) implemented cost savings and efficiency programs in its Power and Fluid Transfer business segment which have contributed to the improvement of the segment's operating income margins from 7.0% in fiscal 1989 to 11.7% in fiscal 1994. Mark IV believes that, having established an efficient global manufacturing and distribution network, it is well positioned to benefit from a continuation of strength in its domestic markets and the increasing strength in its European and other foreign markets.

                       RECENT DEVELOPMENTS

     As part of the Company's strategic emphasis on its power and fluid transfer business, in November 1994 Mark IV acquired Purolator which is a leading manufacturer of filtration products, including automotive oil, air and fuel filters; residential and commercial heating, ventilating and air-conditioning filters; high-technology liquid filtration products; and specialized industrial filters and filtration systems. The total cost of the acquisition was $286.3 million. Purolator's filtration business complements the Company's fluid transfer products since many of Purolator's products serve customers in the same markets as the Company's other power and fluid transfer products, such as certain industrial markets, the automotive aftermarket and, to a much lesser extent, the automotive OEM market. In addition, filters are generally an integral part of most power and fluid transfer systems produced by the Company. Accordingly, management believes that, as a result of the acquisition of Purolator, the Company is better positioned to provide a broader range of products to customers in these markets. In particular, the acquisition of Purolator will strengthen Mark IV's presence in the automotive aftermarket since 61.5% of Purolator's $435.8 million of sales in 1993 were made to customers in this market. Mark IV also believes that its extensive domestic and European sales and distribution network will provide opportunities for increased sales of Purolator's products. It is also anticipated that significant cost savings will result from the combined distribution of fluid transfer and filtration products to customers and the consolidation of Purolator's corporate functions.

     The funds used to finance the acquisition of Purolator were provided from borrowings under the Company's 1994 Credit Agreement, which provides for term and revolving credit loans. In December 1994, the Company completed an underwritten public offering of 6,175,000 shares of Common Stock (the "1994 Offering"), the net proceeds from which, in the amount of approximately $113 million, were used to repay indebtedness outstanding under the revolving credit facility provided by the 1994 Credit Agreement. Under the terms of the 1994 Credit Agreement, the amount of indebtedness so repaid under the revolving credit facility may be reborrowed by the Company.

     In January 1995, Standard & Poor's upgraded Mark IV's subordinated debt rating from B+ to BB+ in view of the improvement in its financial position resulting from the consummation of the Purolator acquisition and the 1994 Offering and the conversion in October 1994 of $76.7 million aggregate principal amount of Debentures into approximately 5,340,000 shares of Common Stock.

                         USE OF PROCEEDS

     There will be no proceeds to the Company from the issuance of Common Stock upon conversion of Debentures by holders thereof. The net proceeds from the sale of Common Stock to the Purchaser pursuant to the standby arrangements described herein will be used to effect the redemption of any Debentures not duly surrendered for conversion. Any additional proceeds to the Company as a result of profit sharing upon resales of shares of Common Stock acquired by the Purchaser pursuant to the standby arrangements described herein will be added to the Company's working capital and used for general business purposes. See "Standby Arrangements."

         PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is currently traded on the NYSE. The following table sets forth, for each quarter of the indicated fiscal years of the Company ended the last day of February of each year, the high and low closing sale prices per share of Common Stock as reported on the NYSE Composite Tape. All amounts have been adjusted for the 5% stock dividend paid in April 1994.

                                         High        Low        Dividends
                                                                Per Share
                                        ------      -------    -----------
FISCAL 1993
  First Quarter . . . . . . . . . . . .  $14         $11 7/8    $0.020
  Second Quarter  . . . . . . . . . . .   13 3/8      11 1/2     0.020
  Third Quarter . . . . . . . . . . . .   14          11 1/8     0.020
  Fourth Quarter  . . . . . . . . . . .   17 5/8      13 5/8     0.024

FISCAL 1994
  First Quarter . . . . . . . . . . . .   18 3/4      15 5/8     0.024
  Second Quarter  . . . . . . . . . . .   22          18 7/8     0.024
  Third Quarter . . . . . . . . . . . .   24 1/2      18         0.024
  Fourth Quarter  . . . . . . . . . . .   20          17 1/8     0.026

FISCAL 1995
  First Quarter . . . . . . . . . . . .   19          15 3/4     0.0275
  Second Quarter  . . . . . . . . . . .   20 7/8      18         0.0275
  Third Quarter . . . . . . . . . . . .   23          20 1/4     0.0275
  Fourth Quarter
      (through January 31, 1995)  . . .   20 1/4      18 1/2       --


     On January 31, 1995, the closing sale price of the Common
Stock as reported on the NYSE Composite Tape was $19-1/4. As of January 27, 1995, there were approximately 2,600 holders of record of the Common Stock.

     Mark IV intends to continue to pay quarterly cash dividends on its Common Stock, subject to future results of operations and other relevant factors. Pursuant to the terms of the Company's 1994 Credit Agreement, the payment of dividends on Mark IV's Common Stock is subject to certain limitations.

                         CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company at November 30, 1994 and (i) as adjusted to give effect to the 1994 Offering, the net proceeds from which, in the amount of approximately $113 million, were used to repay indebtedness outstanding under the revolving credit facility provided by the 1994 Credit Agreement, and (ii) as further adjusted to give effect to the retirement of the Debentures, assuming all Debentures are converted into shares of Common Stock.


                                                November 30, 1994
                                                 (Dollars in thousands)
                                            --------------------------------------
                                                            As         As further
                                            Actual       Adjusted      Adjusted
                                          ----------    -----------    -----------
Current maturities of long-term
debt<F1>  . . . . . . . . . . .           $    6,100    $    6,100     $    6,100
                                          ==========    ==========     ==========

Long-term debt, excluding
current maturities<F1>:
 Senior debt:
    Credit Agreement  . . . . .             $421,000      $308,000       $308,000
    Other . . . . . . . . . . .               55,200        55,200         55,200
                                          ----------    -----------    -----------
    Total senior debt . . . . .              476,200       363,200        363,200
                                          ----------    -----------    -----------
 Subordinated debt:
    8-3/4% Senior Subordinated
Notes
     due April 1, 2003  . . . .              258,000       258,000        258,000
    6-1/4% Convertible Subordinated
    Debentures due February 15, 2007 . .      37,500        37,500           -
                                          ----------    -----------    -----------
     Total subordinated debt  .              295,500       295,500        258,000
                                          ----------    -----------    -----------
     Total long-term debt . . .              771,700       658,700        621,200
                                          ----------    -----------    -----------
Stockholders' equity:
  Common Stock, $.01 par value:
     100,000,000 shares authorized:
     48,092,831 shares issued;
     54,267,831 shares issued as
     adjusted; and 56,875,903
     shares issued as further
     adjusted<F2> . . . . . . .                  500           500            600
  Additional paid-in capital  .              338,400       451,400        488,000<F3>
  Retained earnings . . . . . .              134,100       134,100        134,100
  Foreign currency translation
    adjustment  . . . . . . . . . .           (1,100)       (1,100)        (1,100)
                                          ----------    -----------    -----------
    Total stockholders' equity               471,900       584,900        621,600
                                          ----------    -----------    -----------
      Total capitalization  . .           $1,243,600    $1,243,600     $1,242,800
                                          ==========    ===========    ===========

______________________
[FN] See Note 8 to the Company's audited Consolidated Financial
     Statements and Note 6 to the Company's unaudited Consolidated Financial Statements at November 30, 1994, incorporated by reference herein, for interest rates and other information regarding the Company's outstanding indebtedness.

[FN] Excludes 1,337,816 shares reserved for issuance upon exercise of outstanding employee stock options.

[FN] Includes adjustments for deferred charges relating to the Debentures.

                    SELECTED FINANCIAL INFORMATION

     The following tables set forth selected consolidated financial information of the Company for each of the five fiscal years in the period ended February 28, 1994 derived from the Company's audited consolidated financial statements and for the nine months ended November 30, 1993 and 1994. Information for the nine months ended November 30, 1993 and 1994 is derived from the unaudited consolidated financial statements of the Company but, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. The results of operations for the nine-month period ended November 30, 1994 are not necessarily indicative of the results to be expected for the full year. These tables should be read in conjunction with the Company's Consolidated Financial Statements incorporated by reference herein.

                                            (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                  FOR THE
                                                                                              NINE MONTHS ENDED
                                             FOR THE YEAR ENDED THE LAST DAY OF FEBRUARY,       NOVEMBER 30,
                                         --------------------------------------------------- -------------------
                                           1990     1991      1992        1993     1994<F1>   1993<F1>  1994<F2>
                                         -------- -------- ----------- ---------- ---------- ---------- --------
INCOME STATEMENT DATA:
Net sales............................... $672,700 $789,700 $1,004,300  $1,085,700 $1,244,200 $924,400   $1,118,300
                                         -------- -------- ----------- ---------- ---------- ---------- ----------
Operating costs:
 Cost of products sold..................  419,000  492,800    641,900     698,800    803,500  597,700      730,200
 Selling and administration.............  142,000  164,800    200,600     215,100    236,300  171,000      205,000
 Research and development...............   17,000   20,600     24,900      26,100     30,900   23,300       24,500
 Depreciation and amortization..........   17,000   23,500     28,300      32,100     41,700   31,200       38,000
                                         -------- -------- ----------- ---------- ---------- ---------- ----------
Total operating costs...................  595,000  701,700    895,700     972,100  1,112,400  823,200      997,700
                                         -------- -------- ----------- ---------- ---------- ---------- ----------
Operating income........................   77,700   88,000    108,600     113,600    131,800  101,200      120,600
Interest expense........................   51,200   60,600     64,700      51,600     50,100   37,700       39,000
                                         -------- -------- ----------- ---------- ---------- ---------- ----------
Income before gain (loss) on securities
 transactions and provision for taxes...   26,500   27,400     43,900      62,000     81,700   63,500       81,600
Gain (loss) on securities transactions..    5,800    1,000     (2,400)         -          -        -            -
                                         -------- -------- ----------- ---------- ---------- ---------- ----------

Income before provision for taxes.......   32,300   28,400     41,500      62,000     81,700   63,500       81,600
Provision for income taxes..............   12,400   10,800     14,700      22,900     30,600   24,000       31,300
                                         -------- -------- ----------- ---------- ---------- ---------- ----------
Income from continuing operations<F3>...  $19,900  $17,600    $26,800     $39,100    $51,100  $39,500      $50,300
                                         ======== ======== =========== ========== ========== ========== ==========
Fully-diluted income per share from
 continuing operations:

Before securities transactions..........    $0.52    $0.59      $0.78       $0.87     $1.09    $0.85        $1.04

Gain (loss) on securities transactions..     0.10     0.02     (0.04)          -          -        -            -
                                         -------- -------- ----------- ---------- ---------- ---------- ----------
Total from continuing operations<F3>....    $0.62    $0.61      $0.74       $0.87   $1.09<F4>  $0.85      $1.04<F4>
                                         ======== ======== =========== ========== ========== ========== ==========
Cash dividends per share................      $-    $0.058     $0.066      $0.084     $0.098   $0.072      $0.0825
                                         ======== ======== =========== ========== ========== ========== ==========
Fully-diluted weighted average number of
shares outstanding......................   36,300   33,400     38,400      50,300     50,700     50,700     51,000

                                                           AT THE LAST DAY OF FEBRUARY,                 AT
                                               ---------------------------------------------------- NOVEMBER 30,
                                                  1990      1991         1992       1993       1994       1994
                                               ---------- --------    ---------- ---------- ---------- ----------
BALANCE SHEET DATA:
Working capital............................... $262,300     $345,100   $285,500   $275,400   $312,800   $388,200
Total assets..................................  872,100    1,100,100  1,104,500  1,124,800  1,282,300  1,803,600

Long-term debt, excluding current maturities..  544,200      717,600    525,400    497,100    567,200    771,700
Stockholders' equity..........................  159,700      170,000    311,900    345,600    345,400    471,900

__________________________

[FN] Includes the results of operations of the PTI business from its June 1993 acquisition date.
[FN] Includes the results of operations of the Purolator
     business from its November 4, 1994 acquisition date.
[FN] As a result of an extraordinary loss of $21,700,000 related to the early extinguishment of debt, as well as a charge of $26,000,000 to recognize the cumulative effect of adopting Statement of Financial Accounting Standards ("SFAS") No. 106 related to post-retirement benefits, the Company's net income for fiscal 1994 was $3,400,000 (or $0.15 per fully-diluted share).
[FN] On a pro forma basis, fully-diluted income per share from continuing operations for fiscal 1994 and the nine months ended November 30, 1994 would have been $1.15 and $1.11, respectively, assuming the following transactions had occurred on March 1, 1993, the beginning of fiscal 1994, with respect to the pro forma income per share from continuing operations for fiscal 1994, and on March 1, 1994, the beginning of fiscal 1995, with respect to the pro forma income per share from continuing operations for the nine months ended November 30, 1994: (i) the consummation of the acquisition of Purolator in November 1994 and the borrowings under the 1994 Credit Agreement in connection therewith; (ii) the conversion in October 1994 of approximately $76.7 million aggregate principal amount of Debentures into approximately 5,340,000 shares of Common Stock at the conversion price of $14.37 per share; (iii) the reduction of borrowings under the 1994 Credit Agreement with the net proceeds of approximately $113 million from the 1994 Offering of 6,175,000 shares of Common Stock at a public offering price of $19.00 per share; and (iv) the retirement of the approximately
     $37.5 million remaining aggregate principal amount of Debentures, assuming all such Debentures are converted, into approximately 2,600,000 shares of Common Stock at the conversion price of $14.37 per share.

                      STANDBY ARRANGEMENTS

     The Company has entered into an agreement (the "Standby Agreement") with Bear, Stearns & Co. Inc. (the "Purchaser") pursuant to which the Purchaser has agreed, subject to certain conditions, to purchase from the Company the shares of Common Stock that otherwise would have been delivered upon conversion of Debentures (other than $5,000,000 principal amount thereof held by the Pension Plan) that are either (i) duly surrendered for redemption on or prior to the Redemption Date or (ii) not duly surrendered for conversion on or prior to the Conversion Expiration Date or for redemption on or prior to the Redemption Date. Such shares of Common Stock will be purchased by the Purchaser for an aggregate purchase price equal to the aggregate Redemption Payment for those Debentures.

     The Purchaser may also purchase Debentures for its own account in the open market or otherwise prior to the Conversion Expiration Date and has agreed to surrender for conversion all Debentures so purchased and any additional Debentures beneficially owned. The Purchaser will not be permitted to solicit conversions of Debentures.

     A maximum of 2,260,125 shares of Common Stock is subject to purchase under the Standby Agreement, which amount represents the number of shares of Common Stock issuable upon conversion of the $32,478,000 principal amount of Debentures outstanding as of January 31, 1995, exclusive of the $5,000,000 principal amount thereof held by the Pension Plan.

     Subject to certain limitations prescribed by applicable law, prior to and after the Redemption Date, the Purchaser may offer Common Stock, including shares acquired through the purchase and conversion of Debentures, directly to the public at prices set from time to time by the Purchaser and to dealers at such prices less a selling concession to be determined by the Purchaser. Prior to the Redemption Date, each such price when set will not exceed the greater of the last sale or current asked price of the Common Stock on the NYSE plus a dealer's concession, and the offering price will not be increased more than once in any calendar day. Sales of Common Stock by the Purchaser may be made on the NYSE, in block trades or in privately negotiated transactions. In effecting such transactions, the Purchaser may realize profits or losses independent of its compensation described below. Offers of shares by the Purchaser will be subject to prior sale, to receipt and acceptance of shares by the Purchaser, and to approval of certain legal matters by counsel.

     The Company will pay the Purchaser a standby fee of $200,000 plus an additional fee (the "Additional Fee") of $.50 per share for each share purchased pursuant to the Standby Agreement in excess of 113,006 shares up to 339,019 shares. In the event that in excess of 339,019 shares are purchased by the Purchaser pursuant to the Standby Agreement, then the Additional Fee will be $.75 per share and will be payable by the Company with respect to all shares purchased. If the number of shares purchased by the Purchaser pursuant to the Standby Agreement is less than 180,810, the Purchaser will remit to the Company an amount equal to 50% of the net profits realized by it from sales of such shares. The Company has agreed to reimburse the Purchaser for its expenses in connection with the transactions contemplated by the Standby Agreement and to indemnify the Purchaser against, and to provide contribution with respect to, certain liabilities under the Securities Act.

     Pursuant to the Standby Agreement, the Company has agreed that if more than 339,019 shares of Common Stock are purchased by the Purchaser pursuant to the Standby Agreement, the Company will not issue, sell or otherwise dispose of any shares of Common Stock, other than shares reserved for issuance as described elsewhere in this Prospectus, during the period ending March 31, 1995 without the prior written consent of the Purchaser. In such event, the Company's directors and officers have agreed that, during such period, they will not offer to sell or otherwise dispose of more than an aggregate number of shares of Common Stock equal to the difference between (i) the aggregate number of shares of Common Stock sold by them from December 9, 1994 to the date hereof and (ii) 250,000 shares, without the prior written consent of the Purchaser.

     The Purchaser has from time to time in recent years performed various investment banking and other financial advisory services for the Company, for which it has received customary compensation. These services have included acting as a managing underwriter of various public offerings of debt and equity securities of the Company, including, but not limited to, the 1994 Offering, and as financial advisor in connection with various acquisitions and divestitures, including, but not limited to, the acquisition of Purolator.

                          LEGAL MATTERS

     The legality of the securities being offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan, New York, New York, special counsel to the Company. Other legal matters in connection with the offering will be passed upon by such firm and by Lippes, Silverstein, Mathias & Wexler, Buffalo, New York, counsel to the Company. Certain legal matters in connection with the offering will be passed upon for the Purchaser by Latham & Watkins, New York, New York.

     Gerald S. Lippes, a partner of Lippes, Silverstein, Mathias & Wexler, is general counsel to the Company, its Secretary and a Director, and as of January 15, 1995 beneficially owned 1,702,610 shares of Common Stock (which represents approximately 3.1% of the outstanding shares and does not include 48,033 shares owned by the Lippes Family Charitable Foundation of which Mr. Lippes is one of five directors and for which he disclaims beneficial ownership). At January 15, 1995, other members of such firm beneficially owned approximately 53,000 shares of Common Stock.


                             EXPERTS

     The consolidated balance sheets of Mark IV Industries, Inc. and its subsidiaries at February 28, 1994 and 1993 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended
February 28, 1994, incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1994, as amended, have been incorporated by reference herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets of Purolator Products Company and its subsidiaries as of December 31, 1993 and 1992 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993, incorporated herein by reference to the Company's Current Report on Form 8-K dated November 9, 1994, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for post-retirement benefit costs other than pensions, effective January 1, 1991, as discussed in Note 5 to Purolator's audited consolidated financial statements incorporated by reference herein.

- --------------------------------------  -------------------------
 No  dealer,  salesman  or  any  other
 person has  been  authorized to  give
 any   information  or  to   make  any
 representation  in  connection   with
 this   offering   other  than   those     2,260,125 SHARES
 contained in this Prospectus and,  if
 given or  made,  such information  or
 representation  must  not  be  relied
 upon as having been authorized by the   MARK IV INDUSTRIES, INC.
 Company  or  the  Purchaser.     This
 Prospectus  does  not  constitute  an
 offer to sell or a solicitation of an
 offer  to buy any of these securities         Common Stock
 in any state to any person to whom it
 is unlawful  to  make such  offer  or
 solicitation   in  such   state.  The
 delivery of  this  Prospectus at  any
 time does not imply that  information
 herein  is correct  as  of  any  time
 subsequent to its date.
                                              --------------
        ----------------------                  PROSPECTUS
           TABLE OF CONTENTS                  --------------
                                  Page
                                  ----
 Available Information . . . .      2
 Incorporation of Certain Documents
   by Reference  . . . . . . .      2
                                         Bear, Stearns & Co. Inc.
 The Company . . . . . . . . .      3
 Recent Developments . . . . .      3
 Use of Proceeds . . . . . . .      4
 Price Range of Common Stock and
   Dividend Policy . . . . . .      4       February 1, 1995
 Capitalization  . . . . . . .      6
 Selected Financial Information     7
 Standby Arrangements  . . . .      8
 Legal Matters . . . . . . . .      9
 Experts . . . . . . . . . . .     10

        PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The fees and expenses in connection with the issuance and distribution of the securities being registered hereunder, other the Purchaser's standby fee, are estimated as follows:

Securities and Exchange Commission registration fee  $ 15,247
New York Stock Exchange, Inc. listing fee               1,500
Printing expenses                                       1,500
Legal fees and expenses                                30,000
Accounting fees and expenses                           15,000
Blue Sky fees and expenses                             10,000
Miscellaneous                                           6,753
      Total                                         $  80,000
                                                     =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Article Ninth of the Company's Certificate of Incorporation entitles officers, directors and controlling persons of the Company to indemnification to the full extent permitted by Section 145 of the DGCL, as the same may be supplemented or amended from time to time.

     Article Ninth of the Company's Certificate of Incorporation was amended in August 1986 to provide that no director shall have any personal liability to the Company or its stockholders for any monetary damages for breach of fiduciary duty as a director, provided that such provision does not limit or eliminate the liability of any director (i) for breach of such director's duty or loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (involving certain unlawful dividends or stock repurchases) or (iv) for any transaction from which such director derived an improper personal benefit. The provisions of such article do not limit or eliminate the liability of any director for any act or omission occurring prior to the effective time of such amendment.

     Reference is made to Sections 9 and 10 of the Standby
Agreement included in Exhibit 1 hereto which provides certain indemnification and contribution rights to the directors and officers of the Company.

ITEM 16.  EXHIBITS.

 1 Form of Standby Purchase Agreement between the Company and Bear, Stearns & Co. Inc.
 2 Agreement and Plan of Merger, dated as of October 3, 1994, among the Company, Mark IV
            Acquisition Corp. and Purolator Products Company (incorporated by reference to Exhibit (c)(1) to the Company's Tender Offer Statement on Schedule 14D-1 dated October 7, 1994).
 4.1 Indenture dated as of February 13, 1992 between the Company and Marine
            Midland Bank, N.A., as Trustee (including the form of 6-1/4% Convertible Subordinated Debentures due February 15, 2007) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 13, 1992).
 4.2 Form of Indenture dated as of March 15, 1993 between the Company and Citibank, N.A. as Trustee (including the form of 8-3/4% Senior Subordinated Notes due April 1, 2003) (incorporated by reference to Exhibit
            4.1 to the Company's Current Report on Form 8-K dated March 29, 1993).
 5 Opinion of Stroock & Stroock & Lavan as to the legality of the Shares.
23.1      Consent of Stroock & Stroock & Lavan (included in
          Exhibit 5).
23.2      Consent of Coopers & Lybrand LLP.
23.3      Consent of Arthur Andersen LLP.
24 Powers of attorney (included on p. II-4 of the Registration Statement).


ITEM 17.  UNDERTAKINGS.

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i)  To include any prospectus required by
          Section 10(a)(3) of the Securities Act of 1933;

              (ii)  To reflect in the prospectus any facts
          or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii)  To include any material information
          with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the Registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Amherst, State of New York, on February 1, 1995.

                           MARK IV INDUSTRIES, INC.


                           By /s/ WILLIAM P. MONTAGUE
                               William P. Montague
                               Executive Vice President and
                                    Chief Financial Officer

                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sal H. Alfiero, Clement R. Arrison, William P. Montague, Gerald S. Lippes, John
J. Byrne and Richard L. Grenolds, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) of and supplements to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicate


     Signature                            Title                             Date
- ----------------------              -------------------------------    ----------------
 /s/ SAL H. ALFIERO                 Chairman of the Board and Chief    February 1, 1995
     Sal H. Alfiero                 Executive Officer

 /s/ CLEMENT R. ARRISON             President and Director and Chief   February 1, 1995
     Clement R. Arrison             Operating Officer

 /s/ WILLIAM P. MONTAGUE            Executive Vice President and       February 1, 1995
     William P. Montague            Chief Financial Officer

 /s/ GERALD S. LIPPES               Secretary and Director             February 1, 1995
     Gerald S. Lippes

 /s/ FREDERIC L. COOK               Senior Vice President --           February 1, 1995
     Frederic L. Cook               Administration

 /s/ JOHN J. BYRNE                  Vice President -- Finance          February 1, 1995
     John J. Byrne

 /s/ RICHARD L. GRENOLDS            Vice President and Chief           February 1, 1995
     Richard L. Grenolds            Accounting Officer

     ------------------             Director
     Joseph G. Donohoo

 /s/ HERBERT ROTH, JR.              Director                          February 1, 1995
     Herbert Roth, Jr.

                    EXHIBIT INDEX

Exhibit
  No.                  DESCRIPTION
PAGE NO.
- ------  ------------------------------------------------------
- --------
 1       Form of Standby Purchase Agreement between the Company
          and Bear, Stearns & Co. Inc.

 2       Agreement and Plan of Merger, dated as of October 3,
          1994, among the Company, Mark IV Acquisition Corp. and
          Purolator Products Company (incorporated by reference
          to Exhibit (c)(1) to the Company's Tender Offer
          Statement on Schedule 14D-1 dated October 7, 1994).

 4.1 Indenture dated as of February 13, 1992 between the Company and Marine Midland Bank, N.A., as Trustee
          (including the form of 6-1/4% Convertible Subordinated
          Debentures due February 15, 2007) (incorporated by reference to Exhibit 4.1 to the Company's
          Current Report on Form 8-K dated February 13, 1992).

4.2 Form of Indenture dated as of March 15, 1993 between the Company and Citibank, N.A. as Trustee (including the form of 8-3/4% Senior Subordinated Notes due
          April 1, 2003) (incorporated by reference to
          Exhibit 4.1 to the Company's Current Report on
          Form 8-K dated March 29, 1993).

 5       Opinion of Stroock & Stroock & Lavan as to the
          legality of the Shares.

23.1     Consent of Stroock & Stroock & Lavan (included in
          Exhibit 5).

23.2     Consent of Coopers & Lybrand LLP.

23.3     Consent of Arthur Andersen LLP.

24       Powers of attorney (included on p. II-4 of the
          Registration Statement).